11018683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH., DC SECTION 200

SEC FILE NUMBER
8- 53460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Ludlow Street, North Tower 4th floor
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

#AB 3/12

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

PURSUIT PARTNERS, LLC

DECEMBER 31, 2010

TABLE OF CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members of
Pursuit Partners, LLC

We have audited the accompanying statement of financial condition of Pursuit Partners, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pursuit Partners, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2011

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 2,681,089
Clearing deposit	111,992
Interest receivable	8,222
Securities owned, at fair value	464,112
Property and equipment, net	75,089
Other assets	121,508
Total assets	$ 3,462,012

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 259,469
Deferred rent	29,052
Total liabilities	288,521
Members' equity	3,173,491
Total liabilities and members' equity	$ 3,462,012

See notes to statement of financial condition.

PURSUIT PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

1. Organization and Summary of Significant Accounting Policies

Organization

Pursuit Partners, LLC (the "Company") was established as a limited liability company in Delaware on February 7, 2001. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company purchases and sells securities in fixed income markets, particularly asset-backed securities, collateralized debt obligations, and corporate debt. The Company does not carry security accounts for customers or perform custodial functions; these services are performed by another broker-dealer on a fully disclosed basis. The Company holds securities for its own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of fair value of the securities, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid money market funds with maturities of three months or less, when purchased. The Company maintains its cash balances in various financial institutions, including the Company's custodian. The balances held in commercial banking institutions are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At December 31, 2010, the Company had cash of $2,431,089 in excess of the insured amount.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue earned on firm securities investment accounts includes realized and unrealized net gains and losses resulting from the Company's investments in securities for the Company's account. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis using the specific identification method.

1. Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

Interest is recorded on the accrual basis.

Valuation of Securities

The Company records its securities at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. All of the securities held are classified within Level 3 of the fair value hierarchy.

1. Organization and Summary of Significant Accounting Policies (Continued)

Valuation of Securities (continued)

The Company may value its asset-backed securities, collateralized debt obligations, and corporate debt based upon price data obtained from observed transactions or independent external parties such as brokers. When this information is not available, cash flow modeling and other industry standard models are used that consider the type of investment or underlying investment, marketability (or absence thereof), and financial condition and operating results of the issuer. In applying modeling, the Company uses its best estimate of the key economic assumptions including forecasted credit losses, prepayment rates, loss severity, forward yield curves and discount rates commensurate with the risks involved for each asset category. The factors reviewed in considering the type of investment and underlying collateral include: historical performance, payment priority, credit enhancement levels, type of collateral, prepayment rates, delinquency rates and loss severity. These results are compared to benchmarks of similar securities.

The estimated fair value of financial instruments determined by the Company is based upon available information and is not necessarily indicative of an amount that the Company could realize in a current transaction. Furthermore, the ultimate realization of such amounts depends on future events and circumstances, and therefore, valuation estimates may differ from the value realized upon disposition of individual positions. In addition, the Company has determined that conditions in 2010 for the asset-backed securities market impacted the extent of relevant data points that were available to estimate fair value of the securities.

Financial Instruments with Off-Balance Sheet Risk and Other Risks

The investment characteristics of mortgage-backed and asset-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying residential or commercial mortgage loans or other assets generally may be prepaid at any time. Mortgage-backed and asset-backed securities have stated maturity dates, however, actual maturity dates may differ based on prepayment rates.

1. Organization and Summary of Significant Accounting Policies (Continued)

Financial Instruments with Off-Balance Sheet Risk and Other Risks (continued)

There can be no assurance that the Company's assessments of the likelihood of default and losses on specific transactions will be accurate or that the predictive strengths of the Company's models and practices will be accurate.

The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest-rate-sensitive securities. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair the Company's ability to carry out its business and could cause the Company to incur losses.

Depending on market conditions, reliable pricing information will not always be available from any source. Prices quoted by different sources are subject to material variation. Credit-sensitive investments are exposed to credit risk arising from possible defaults of the underlying loans and recovery rates on those liquidated loans. The default rates of loans backing these securities are dependent on a number of factors including the quality and characteristics of the loans, national and regional economic growth, real estate values, the level of interest rates, changes in the availability of mortgage financing and other factors. Recovery values on mortgage related securities following a default will be dependent largely on regional and national real estate values among other factors. Real estate values may also depend on other economic variables as well.

The rate of prepayments on the loans collateralizing an investment will generally have an effect on the amount of obligor defaults a tranche can incur before suffering losses of interest or principal. The Company believes it is impossible to accurately predict prepayment rates because prepayment rates are heavily influenced by equally unpredictable interest rates. Consequently, while the Company seeks to explore the potential effects of a wide range of possible prepayment rates for securities it purchases or sells, there can be no assurance that this analysis will exhaust the possible paths prepayments could take, or that the effects of any particular prepayment rate scenario will be evaluated correctly in respect of a specific investment.

The Company is subject to risks including credit, counterparty, market, and liquidity risks in connection with certain investments (see Note 5 for further discussion).

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of financial condition.

The Company is treated as a partnership for income tax purposes; therefore, no provision for federal, state and local income taxes has been made in the accompanying financial statements. The Company is not taxed on its income; instead, the individual members are responsible for their proportionate share of the Company's taxable income.

The tax years 2007 through 2010 remain open to examination by the major tax jurisdictions to which the Company is subject.

2. Related Party Transactions

The members of the Company are the principals of Pursuit Investment Management, LLC, an investment advisor (the "Investment Manager"). The Investment Manager utilizes the research, financial models and other resources of the Company in selecting, purchasing and selling securities. The Company charges commissions for purchasing and selling securities. Accordingly, the members of the Company may benefit financially from these trades.

During the year ended December 31, 2010, the Company recognized commission income of $485,808 from trades executed on behalf of accounts managed by the Investment Manager.

In April 2010, the Company, as well as its affiliate, the Investment Manager, received subpoenas from the SEC in connection with an investigation. The Investment Manager and the Company are cooperating with this investigation. The investigation is ongoing and the Company is unable to determine when the investigation will be concluded or what the ultimate outcome will be.

PURSUIT PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

3. Fair Value of Securities

All securities held by the Company at December 31, 2010 are classified as Level 3 securities within the fair value hierarchy.

Description	Fair Value at December 31, 2010
Asset-backed securities	$ 144,493
Secured corporate debt	319,619
Total	$ 464,112

The following summarizes changes in fair value of the Company's assets for the year ended December 31, 2010. There were no transfers between Level 1, Level 2, or Level 3 assets during the year ended December 31, 2010. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2010.

	Asset-Backed Securities	CDO Non-Investment Grade	CDO Preference Shares	Secured Corporate Debt	Total
Beginning balance	$ 2,549,738	$ 703,638	$ 31,350	$ 367,669	$ 3,652,395
Purchases/Sales	(1,230,197)	(378,185)	-	(91,188)	(1,699,570)
Total gains and losses included in earnings	(1,175,048)	(325,453)	(31,350)	43,138	(1,488,713)
Ending balance	$ 144,493	$ -	$ -	$ 319,619	$ 464,112
Total gains included in earnings attributable to the change in unrealized gains or losses relating to securities held at December 31, 2010	$ 147,024	$ -	$ -	$ 43,138	$ 190,162

The total losses included in earnings represents primarily the unrealized losses resulting from the deterioration in security collateral.

4. Property and Equipment

Property and equipment are stated at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets, as shown below.

Asset	Useful Life	December 31, 2010
Computer equipment	3 years	$ 248,864
Furniture	3 years	174,614
Other office equipment	3 years	108,112
Leasehold improvements	Term of lease	477,479
Less: Accumulated depreciation and amortization		(933,980)
		$ 75,089

Fully depreciated assets are carried on the books until the date of disposal. Costs for normal repairs and maintenance are expensed to operations as incurred, while major refurbishments are capitalized. The amortization period of the leasehold improvements has been accelerated because of the early termination of the facility lease (see Note 5 for further discussion).

5. Commitments and Contingencies

Lease Commitment

The Company currently leases two office facilities under non-cancelable operating leases. Both leases provide that the Company pay its pro rata share of the operating expenses and/or electrical expenses. One of the leases will be terminating March 31, 2011 (prior to the lease expiration) as the landlord under the existing lease exercised its right to relocate the Company within the building. However, as a mutually suitable replacement space could not be identified, so the parties elected to terminate the lease. The security deposit held by the landlord is $66,527 which is included in other assets on the statement of financial condition as of December 31, 2010. The lease provided for free-rent periods and/or leasehold improvement allowances which have been amortized on a straight-line basis over the lease term. As a result of the lease termination the amortization period has been accelerated. The difference between the straight-lined rent expense and the actual rental payments are recorded as a deferred rent liability of $29,052 at December 31, 2010. This amount will be amortized over the remaining life of the lease. The rent expense was $141,181 for the year ended December 31, 2010 for the current lease.

5. Commitments and Contingencies (Continued)

Lease Commitment (continued)

On January 19, 2011, the Company signed a sublease with a different landlord for office space at a different location with the lease term expiring on October 31, 2013. A security deposit of $10,700 was paid to the Lessor. The sublease provides for free-rent periods which will be amortized on a straight-line basis over the lease term. The difference between the straight-lined rent expense and the actual rental payments will be recorded as a deferred rent liability.

The future annual rental commitments for the two facilities and equipment operating leases are as follows:

Year	Rental Commitment
2011	$ 78,499
2012	$ 64,200
2013	$ 53,500

Clearing Deposit

The Company's clearing agreement requires the Company to maintain a minimum of $100,000 in cash or marketable securities in a proprietary account at the clearing organization. The balance on deposit at December 31, 2010 was $111,992.

Credit Risk

Credit risk arises from the potential that the counterparty to a transaction or an issuer of securities fails to perform under its contractual obligation, which could result in the Company incurring a loss. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In addition, credit risk arises from investment activities in debt securities, including debt securities of financially stressed and distressed issuers. The Company's credit risk at any point in time is limited to amounts recorded as securities owned in the statement of financial condition.

5. Commitments and Contingencies (Continued)

Counterparty Risk

Many of the markets in which the Company effects its transactions are "over-the-counter" or "inter-dealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the fair value of a particular financial instrument or in general market conditions. Financial markets are increasingly volatile and, therefore, investment expectation may fail to be realized. Accordingly, investments owned carry a high degree of risk and probability of default. Continued stress and dislocation may have a negative impact on short-term liquidity and market pricing of these assets thereby having the potential to adversely impact the short-term and long-term liquidity and returns of the Company.

Liquidity Risk

Liquidity risk is financial risk due to uncertain liquidity, the potential that investments cannot be readily convertible into cash when required. An entity might lose liquidity if its credit rating falls, it experiences sudden unexpected cash outflows, or some other event causes counterparties to avoid trading with or lending to the entity. An entity is also exposed to liquidity risk if the markets on which it depends are subject to loss of liquidity.

6. Members' Equity

As of December 31, 2010, the founding members of the Company are fully vested in all the membership interests issued and outstanding. The membership interests have voting rights proportional to their membership and ownership interests.

7. Net Capital Requirements

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $2,906,184, which was $2,806,184 in excess of its minimum requirement of $100,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3, as no customer accounts are held, and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Subsequent Event

The Company distributed $280,000 to its members from January 1, 2011 through February 24, 2011.

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Pursuit Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Pursuit Partners, LLC (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were applied to the current assessment as no overpayments were reported on Form SICP-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Pursuit Partners LLC
333 Ludlow Street
North Tower 4th floor
Stamford, CT 06902
053460 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,607

B. Less payment made with SIPC-6 filed (exclude interest) (1,941)
07/27/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,666

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,666

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,666

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pursuit Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Principal
(Title)

Dated the 22nd day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 371,943
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1,488,713
Total additions	1,488,713
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,002
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	18,002
2d. SIPC Net Operating Revenues	$ 1,842,654
2e. General Assessment @ .0025	$ 4,607
	(to page 1, line 2.A.)